World Headquarters 19350 State Highway 249, Suite 600 Houston, TX 77070 ncsmultistage.com

January 16, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Dear Mssrs. Mojciechowski and Hiller:

On behalf of NCS Multistage Holdings, Inc., we are submitting this letter in response to comments from the Securities and Exchange Commission (the “Commission”).We received your letter dated December 22, 2023 with additional Staff comments in connection with our response dated December 15, 2023 to the the Staff’s original letter dated December 1, 2023 relating to the Annual Report of NCS Multistage Holdings, Inc., filed on Form 10-K for the Fiscal Year Ended December 31, 2022 (File No. 001-38071) (the “2022 Form 10-K”). We requested an extention to provide our response, and the Staff agreed to provide an extention until January 16, 2024. Our responses also reflect a telephone conversation between the Company and yourselves on January 10, 2024. The Staff’s comments are reproduced below along with management’s responses thereto. All references to page numbers are to the 2022 Form 10-K.

References to “NCS”, the “Company”, “we”, “our” or “us” refer to NCS Multistage Holdings, Inc. and its consolidated affiliates.

Form 10-K for the Fiscal Year ended December 31, 2022

Management’s Discussion and Analysis, Results of Operations, Page 41:

1.

We understand from your response to prior comment one that you regard the change in revenue for 2022 compared to 2021 that is attributable to differences in prices received in exchange for products and services during 2022 compared to 2021 as not material, and that you would prefer to not disclose the volumes of products and services sold in each period, due to complexity in establishing correlation with revenues, citing the ”number of product lines and variables in the product and geographic mix.”

With regard to your view on materiality, you state that “…price was not a material factor impacting the increase in revenues for NCS during Fiscal 2022, nor did changes in price represent a material offset to the volume driven increases in revenue,” although certain disclosures indicate you had reduced prices, and your explanation regarding a time lag in realizing the effects of price changes states that 2022 “…was more impacted by the price declines for Fiscal 2021” than price increases that would follow more recent decisions, where the effects would be more prevalent in subsequent periods.

Please submit the computations that you performed in formulating your present disclosures attributing the increase in revenues to increased volumes and concluding that price differences during 2022 compared to 2021 did not have a material effect on revenues. Please describe your methodology and the inputs sufficiently to understand how you have managed the complexity mentioned in your response in establishing support for your disclosures and your views on materiality.

Management’s Response:

The Company respectfully acknowledges the Staff’s comment. As described previously, NCS has not historically disclosed a generalized volume change (such as number of tools sold or number of jobs completed) as these metrics may be misleading since revenues are derived from a mix of product sales, some of which contain a service component (installation), projects and horizontal laterals of differing sizes, tracer jobs for which well counts and stage counts can vary, and other factors that make it not meaningful to describe the changes in quantitative volumes for relative periods.

However, in order to evaluate the impact of volume, price and sales mix on the change in revenues between periods, management performs an analysis of six product and service groupings. These groups with regard to Product revenues are: (1) fracturing & toe sleeves, (2) casing buoyancy equipment, (3) liner hangers and float equipment, and (4) plug & perf products; and with regard to Service revenues the groups are: (1) fracturing systems, and (2) tracer diagnostics. To perform the analysis, we aggregate revenue by category and determine quantities (with assumptions applied as to the unit of measure which may vary within each category from job to stage to tool or piece of equipment), and extend a value per unit for the comparative periods. This analysis requires the use of several assumptions, most notably, the need to normalize operating changes that are attributed to sales or geographic mix, through manual adjustments. Examples of such adjustments include normalization for job sizes due to the number of wells or laterals drilled at a site, geographic changes (typically longer laterals in the U.S. and shorter laterals in Canada), jobs with a service component versus self-serve jobs, jobs completed with more or fewer accessory sales, international jobs of varying size and complexity which are infrequent or do not necessarily recur between periods.    We apply a weighted average to the groupings within Product revenues to determine an overall percentage change in Product revenues attributable to volume, price and sales mix and to determine the dollar value of each of these factors on the change in Product revenue between periods. Similarly, we apply a weighted average to the groupings within Service revenues to determine the dollar value of each of these factors on the change in Service revenues between periods. Finally, we apply a weighted average to the Product revenue and Service revenue to determine the consolidated impact of volume, price and sales mix on the consolidated change in revenue between periods.

The following table presents our calculations of the impact of volume, price and sales mix on changes in revenue between Fiscal 2021 to Fiscal 2022:

	2022	2021	$ Change	% Change
Product Revenues	$105,859	$83,223	$22,636	27%
Service Revenues	$49,773	$35,279	$14,494	41%

Total Revenues	$155,632	$118,502	$37,130	31%

	Revenue Growth Factors				Revenue Growth Factors
	Volume	Price	Mix	Total	Volume	Price	Mix	Total
	Year-over-Year Percentage Change				Year-over-Year USD Change

Product Revenues	21.5%	3.8%	1.9%	27.2%	$17,899	$3,190	$1,547	$22,636

Service Revenues	42.5%	-1.9%	0.5%	41.1%	$14,993	$(687)	$188	$14,494

Total Revenues	27.8%	2.1%	1.4%	31.3%	$32,892	$2,503	$1,735	$37,130

Utilizing these results, management determined that price was not a material factor attributable to the increase in revenue in Fiscal 2022 compared to Fiscal 2021. Price was calculated at $2.5 million of the $37.1 million increase in total revenue, approximately 2% of total revenues earned in Fiscal 2022. Moreover, price did not vary significantly in Fiscal 2022 due to the introduction of new products, the addition of new or alternate product lines or any new or unique bundling of services during Fiscal 2022. Therefore, management does not believe that this change in price was quantitatively or qualitatively material to the overall presentation of the change in revenues for Fiscal 2022 compared to Fiscal 2021.

Management’s Discussion and Analysis, Results of Operations, page 41:

2.

We note that you provide a discussion and analysis of cost of sales including its percentage of total revenues, and the subcategories of cost of product sales and cost of services and their percentages of the corresponding revenues, as well as comparative percentage for the prior period.

However, your various references to the cost measures utilized in the underlying computations do not use the line item captions that clarify you have excluded depreciation and amortization that would be attributable to the various cost measures under GAAP, as appear in your financial presentation on page 52.

Please revise your disclosures to clarify that you are discussing incomplete cost measures, due to the exclusion of depreciation and amortization, and to provide equally prominent disclosure of the comparable percentage metrics based on the complete GAAP measures. We suggest using a tabulation to facilitate these comparisons.

Management’s Response:

The Company respectfully acknowledges the Staff’s comment. As noted, the presentation of depreciation and amortization attributable to the Cost of Product Sales and the Cost of Services is included in the financial statements on page 63. To provide clarity for the purposes of our MD&A presentation, we will modify our future presentation of the table included on page 41, and the disclosure as on page 42, to reflect a discussion of cost of sales (including depreciation and amortization expenses). The table below has been reproduced from the “Results of Operations” within MD&A for our Annual Report on Form 10-K for the year ended December 31, 2022, with a new tabular presentation inserted below to arrive at cost of sales, gross margin and gross margin percentage.

	Year Ended December 31,		Variance
	2022	2021	$	%
Revenues
Product sales	$105,859	$83,223	$22,636	27.2%
Services	49,773	35,279	14,494	41.1%

Total revenues	155,632	118,502	37,130	31.3%
Cost of sales
Cost of product sales, exclusive of depreciation and amortization expense shown below	68,412	51,897	16,515	31.8%
Cost of services, exclusive of depreciation and amortization expense shown below	26,816	18,130	8,686	47.9%

Total cost of sales, exclusive of depreciation and amortization expense shown below	95,228	70,027	25,201	36.0%

Selling, general and administrative expenses	58,338	49,094	9,244	18.8%
Depreciation	3,650	3,832	(182)	(4.7)%
Amortization	669	669	—	—%

Loss from operations	(2,253)	(5,120)	2,867	56.0%

Other income (expense)
Interest expense, net	(1,015)	(733)	(282)	(38.5)%
Other income, net	2,950	2,054	896	43.6%
Foreign currency exchange (loss) gain	(283)	283	(566)	(200.0)%

Total other income	1,652	1,604	48	3.0%

Loss before income tax	(601)	(3,516)	2,915	82.9%
Income tax expense	351	263	88	33.5%

Net loss	(952)	(3,779)	2,827	74.8%
Net income attributable to non-controlling interest	150	955	(805)	(84.3)%

Net loss attributable to NCS Multistage Holdings, Inc.	$(1,102)	$(4,734)	$3,632	76.7%

Gross Margin and Gross Margin Percentage:
Depreciation and amortization attributable to cost of product sales	$1,425	$1,399	$26	1.9%
Cost of product sales	69,837	53,296	16,541	31.0%

Gross Margin	36,022	29,927	6,095	20.4%

Gross Margin %	34.0%	36.0%
Depreciation and amortization attributable to cost of services	$547	$691	$(144)	(20.8)%
Cost of services	27,363	18,821	8,542	45.4%

Gross Margin	22,410	16,458	5,952	36.2%

Gross Margin %	45.0%	46.7%
Total cost of sales	$97,200	$72,117	$25,083	34.8%

Gross Margin	58,432	46,385	12,047	26.0%

Gross Margin %	37.5%	39.1%

In future filings, we will clarify labeling to denote when cost of sales or gross margin or an alternative non-GAAP measure is being applied with reconciliation, if applicable.

How We Evaluate our Results of Operations, page 42

3.

We note that you identify revenues and four non-GAAP measures used by your management, including Adjusted EBITDA, a variation of Adjusted EBITDA, Free Cash Flow, and a variation of Free Cash Flow, as “significant factors in assessing [y]our results of operations and profitability.”

You also state that Adjusted EBITDA and Adjusted EBITDA Less Share-Based Compensation “…are key metrics that management uses to assess the period-to-period performance of our core business operations” and that your measure of Free Cash Flow is used “to evaluate the cash generated by our operations and results of operations.”

However, given that you have not mentioned any of these non-GAAP measures in your discussion and analysis, it appears that you should revise your disclosures to clarify the role and utility of these measures and to explain how they have enhanced or increased your understanding of the results of operations and profitability, relative to the most directly comparable GAAP measures that are identified in your reconciliations.

Please also clarify the extent to which the disclosures you are providing under this heading are substantively complete in identifying the significant factors or key metrics that are used by management to assess and evaluate performance; and if other measures are also important these should be identified to provide adequate context.

Management’s Response:

The Company respectfully acknowledges the Staff’s comment. In response, management has decided to eliminate the use of the non-GAAP measures mentioned above from the MD&A discussion in NCS’s periodic reports on Form 10Q and Form 10K. Management intends to continue the use of these measures in its earnings releases and investor presentations, with the appropriate reconciliation to the most comparable GAAP measures in compliance with Item 10(e) and/or Regulation G, as applicable.

How We Evaluate our Results of Operations, page 42

4.

On a related point, tell us why you identify gross profit in the financial reviews provided in your quarterly and annual earnings releases, and in various investor presentations posted on your website, but do not identify this as a relevant measure in the disclosures accompanying your periodic financial reports.

With regard to your presentations of gross profit, given that you exclude depreciation and amortization from the cost of product sales and the cost of services that are net against revenues in calculating the measure, it appears that you are presenting a non-GAAP measure utilizing terminology that is generally associated with a GAAP measure.

If you continue to present this non-GAAP margin measure in earnings releases and investor presentations, you will need to comply with §244.100 of Regulation G, to include using a different label for your margin measure, providing disclosure that conveys its character as a non-GAAP measure, identifying the GAAP measure of gross margin as the most directly comparable GAAP measure, and providing a reconciliation from GAAP gross margin to your non-GAAP margin measure for each period.

Alternatively, you would need to correct your computation of gross profit to reflect all costs that are attributable to the measure to comply with GAAP. Tell us your intentions relative to this requirement and submit any revisions that you propose in connection with future disclosures of your non-GAAP margin measures.

Management’s Response:

The Company respectfully acknowledges the Staff’s comment. Please see our response to Comment #2. We plan to include a similar presentation of gross margin and gross margin percentage in our future earnings press releases and to reconcile any alternative non-GAAP measure derived from the GAAP measure of gross margin in accordance with §244.100 of Regulation G. We will label the alternative non-GAAP measure appropriately, such as “adjusted” gross margin or gross margin (excluding depreciation and amortization expenses), to clearly indicate that the measure is non-GAAP if used in future earnings press releases or investor presentations and present the measures in compliance with Item 10(e) or Regulation G, as applicable.

Adjusted EBITDA and Adjusted EBITDA Less Share-Based Compensation, page 43.

5.

We note your response to prior comment three explaining that the professional service costs excluded from your non-GAAP measure are limited to costs of legal proceedings associated with the assertion of, or defense of intellectual property and related matters, while also stating that you do not consider such costs to reflect “ordinary course operating expenses” that are part of your revenue generating activities. You further clarify that you have not described the excluded amounts as non-recurring, infrequent or unusual, although you disclose that these are “not reflective of ongoing operating performance.”

The guidance in the answer to Question 100.01 of our non-GAAP Compliance and Disclosure Interpretations (C&DI’s), pertains to the exclusion of normal, recurring, cash operating expenses that are necessary to operate the business, and is not limited to costs that would be part of your revenue generating activities or attributable to cost of sales.

Given the frequency with which you incur these costs, it appears that you have an ongoing need to defend your intellectual property rights. You have disclosures on pages 8 and 18, stating that such rights are “important in enabling us to compete in the market to supply our customers with our products and services” and clarifying that you have “…in the past, are presently, and may in the future, become involved in legal proceedings to protect and enforce our intellectual property rights.” Based on these disclosures it appears that incurring professional fees in order to maintain your intellectual property rights would be considered necessary to operate your business.

You indicate in your response that you would consider providing additional disclosures in future filings “related to the limitations” of your non-GAAP measure, and to further clarify the nature of the excluded costs. However, we believe more certain revisions would be necessary to address the concerns in the C&DI referenced above, to either discontinue the exclusion of such costs in computing the measure or possibly to discuss and analyze the excluded professional fees along with your disclosure of the non-GAAP measure, if this would adequately serve to avoid misleading inferences, i.e. to clarify the utility and necessity of the costs in supporting your ongoing operations, and to emphasize the limitations of your non-GAAP measure in assessing operating performance.

Management’s Response:

The Company respectfully acknowledges the Staff’s comment. As noted in our response to Comment #3, management will remove the non-GAAP measures of Adjusted EBITDA and Adjusted EBITDA Less Share-Based Compensation from future Form 10-K filings. However, we plan to continue to present these measures, with appropriate reconciliation to the most comparable GAAP measures, in our quarterly earnings press releases and investor presentations in compliance with Item 10(e) and Regulation G, as applicable. Management believes these measures are useful for investors to measure our operating performance compared to our peers who utilize similar measures.

The exclusion of professional services costs, primarily legal costs associated with the assertion of, or defense of, intellectual property and related matters, from the definition of Adjusted EBITDA is consistent with how performance is evaluated for management and all employees under the Company’s incentive plan.

To address the Staff’s concern, in future earnings releases, management will insert the following in our description of Adjusted EBITDA and Adjusted EBITDA Less Share-Based Compensation to emphasize the nature of these costs:

“We periodically incur legal costs associated with the assertion of, or defense of, intellectual property, which we exclude from our definition of Adjusted EBITDA and Adjusted EBITDA Less Share-Based Compensation, unless we believe that settlement will occur prior to any material legal spend. Although these costs may recur between periods, depending on legal matters then outstanding or in process, we believe the timing of when these costs are incurred does not typically match the settlement or recoveries associated with such matters, and therefore, can distort our operating results. Similary, we exclude from Adjusted EBITDA and Adjusted EBITDA Less Share-Based Compensation any settlement or recoveries associated with these legal matters when realized. We expect to continue to incur these legal costs for current matters under appeal and for any future cases that may go to trial, provided that the amount will vary by period.”

We acknowledge that the Company and its management are responsible for the accuracy and completeness of NCS Multistage Holdings, Inc.’s financial statements and disclosures.

Should the SEC require anything further in this regard, please contact me directly at 281-453-2273 or at mmorrison@ncsmultistage.com.

Sincerely yours,

/s/ Michael Morrison Michael Morrison,
Chief Financial Officer and Treasurer
NCS Multistage Holdings, Inc.